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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NO. 001-03576

        UTILICORP UNITED INC. (FORMERLY ST. JOSEPH LIGHT AND POWER COMPANY)
               (Exact name of registrant as specified in its charter)

         20 WEST NINTH STREET, KANSAS CITY, MISSOURI 64105, (816) 467-6600

    (Address, including zip code and telephone number including area code of registrant's principal executive offices)

                          COMMON STOCK, WITHOUT PAR VALUE
            (Title of each class of securities covered by this form)

                                      NONE

    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [   ]          Rule 12h-3(b)(1)(i)   [   ]
Rule 12g-4(a)(1)(ii) [   ]          Rule 12h-3(b)(1)(ii)  [   ]
Rule 12g-4(a)(2)(i)  [   ]          Rule 12h-3(b)(2)(i)   [   ]
Rule 12g-4(a)(2)(ii) [   ]          Rule 12h-3(b)(2)(ii)  [   ]
                                    Rule 15d-6            [ X ]

   As of December 29, 2000 (the last business day prior to consummation of the merger between St. Joseph Light and Power Company and UtiliCorp United Inc.), there were approximately 4,800 holders of record of St. Joseph Power and Light Company.

   Pursuant to the requirements of the Securities Exchange Act of 1934, St. Joseph Light and Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   January 3, 2001         By:  /s/ Dale J. Wolf
                                    -----------------------
                                    Name: Dale J. Wolf
                                    Title: Vice President -- Finance, Treasurer
                                           and Corporate Secretary